SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 3, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the Tender Results for Classified Investors

January 3, 2020

To Israel Securities Authority (via the Magna)	To Tel-Aviv Stock Exchange Ltd. (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the
Tender Results for Classified Investors

Further to the Company's immediate report dated December 31, 2019 (reference no. 2019-02-126580), with respect to a possible issuance of the Company’s ordinary shares to the public in Israel, the Company hereby reports that on January 2, 2020 a tender to receive early commitments from classified investors was held (hereinafter: "the Institutional Tender") regarding the possible issuance of the Company’s ordinary shares.

As part of the Institutional Tender, requests for the purchase of 24,133,800 shares were received aggregating to approximately NIS 370 million, of which the Company decided to accept early commitments to purchase 18,392,900 shares, at a share price of no less than NIS 15 per share (for a total monetary amount of approximately NIS 276 million), which will be the minimum price per share in the public tender (insofar as will be executed). It is clarified that the final price per share will be determined as part of the public offering (insofar as will be executed).

It is hereby clarified that a description of the above preliminary commitments of the classified investors, will be included in the Company's shelf offering report that will be published by the Company, insofar as it will be published.

As part of the share issuance, insofar as it will be executed, the Company will issue shares also to "Israeli Entities" (as this term is defined in the Company's mobile radio telephone license) through a private placement, in order to comply with the terms of the Company's license, in a total amount of approximately NIS 10.5 million so that the total amount (excluding the public offering, insofar as it will be executed) will be approximately NIS 286.5 million.

It is hereby clarified that the publication of the shelf offering report and the execution of the shares issuance are subject, among other things, to the receipt of all the approvals which are required by law, including the approval of the Tel Aviv Stock Exchange Ltd. for the listing of the offered securities, and that there is no certainty that the public issuance will take place. It is further clarified that the public offering, insofar as it will be executed, will be made in the framework of a shelf offering report, by way of a unified offer, and that the scope of the offer to the public and the rest of its terms will be specified therein.

This announcement does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the securities in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

Sincerely Yours, Partner Communications Company Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: January 3, 2020